Exhibit 1.01 Conflict Minerals Report

Espey Mfg. & Electronics Corp.

Conflict Minerals Report

For The Year Ended December 31, 2015

This Conflict Minerals Report for Espey Mfg. & Electronics Corp. for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). For the purposes of the required Reasonable Country of Origin Inquiry (RCOI), Espey continued to receive supply chain responses through December 31, 2015. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

Company Overview

This disclosure has been prepared by management of Espey Mfg. & Electronics Corp., (herein referred to as “Espey” the “Company,” “we,” “us,” or “our”). Espey is a Power Electronics Design and Original Equipment Manufacturing (OEM) company with a long history of developing and delivering highly reliable products for use in military and severe environment applications. All design, manufacturing, and testing is performed in our 150,000+ square foot facility located at 233 Ballston Ave Saratoga Springs, New York 12866.

Products Overview

During the reporting period from January 1, 2015 to December 31, 2015, Espey identified the following products that may contain conflict minerals:

Power Supplies, Power Converters, Filters, Power Transformers, Magnetic Components, Power Distribution Equipment, UPS Systems, and High Power Radar Systems.

Due Diligence Process - Reasonable Country of Origin Inquiry (RCOI)

In conducting our RCOI due diligence, Espey issued letters to our current and active suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. This letter explained the rules outlined by the SEC, and respectfully requested our suppliers forward their completed Conflict Materials Reporting Template (“CMRT”), which is an industry-standard template for conflict mineral reporting developed by the Conflict-Free Sourcing Initiative. The following documents were attached to this mailing to our suppliers:

•	Conflict Minerals Reporting Template CMRT3-01

•	A list of frequently asked questions & answers to assist suppliers

•	Espey’s Conflict Minerals Policy

•	Conflict Minerals Definitions

During 2015, Espey received responses from 94% of active suppliers on the Espey Approved Suppliers List. Espey shall continue to diligently work with our supplier base to improve the quality and completeness of their reports, and pursue a 100% response rate. Conclusive summary data is as follows:

2015 Conflict Minerals - Espey Mfg. & Electronics Corp.

Total Number of Approved Espey Suppliers:	423
No Supplier Activity During 2015:	-119
Active Espey Suppliers Required to Respond:	304
Suppliers who Responded:	286
No Supplier Responses:	18

As stated above, Espey RCOI due diligence efforts included utilizing the standard Conflict Minerals Reporting Templates established by the Conflict-Free Sourcing Initiative (CFSI), and those templates and relevant information were communicated to and returned from our suppliers allowing Espey to evaluate 286 of the 304 Active Suppliers in the following manner:

CMRT Question #3	YES	NO	UNKNOWN
Do any of the smelters in their supply chain source the
3TG from the covered countries?	9*	229	48
* from CFSI approved smelters
CMRT Question #4	YES	NO	UNKNOWN
Does 100 percent of the 3TG originate from recycled or
scrap sources?	3	252	31

CMRT Question #5	YES	NO
Have you received data/info for each 3TG from all
relevant suppliers?	234	52

CMRT Question #6	YES	NO	UNKNOWN
Have you identified all of the smelters supplying the 3TG
to your supply Chain?	228	48	10

Although Espey did not receive a 100% response rate from our suppliers and there are some “unknowns” that remain in our database, Espey has concluded that our supply base is compliant with the SEC reporting and disclosure requirements for calendar year 2015.

Espey shall continue to conduct a RCOI with our supply base as part of our due diligence process by collecting and evaluating supplier responses using the industry established conflict minerals reporting templates.

As part of the Espey Purchase order flow-down requirements, our suppliers whose products contain conflict minerals are required to establish their own policies and perform their due diligence with their supply base by maintaining a management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas.

Espey believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if Espey determines that a supplier is a risk, or a reasonable risk exists that it may be violating this policy, Espey will require the supplier to undertake a suitable corrective action plan to remove the source and move to a conflict free source. If suitable action is not taken, Espey shall procure product from an alternative and compliant source of supply. In addition, if Espey determines that any of the components within our product line contain minerals from a mine or facility that is “non-conflict free,” Espey shall transition to products that are “conflict free.” As such, Espey shall fully disclose and comply with any and all SEC reporting requirements.

Espey’s Management System

Espey has established a management system for complying with the applicable SEC rules. The Espey management team is led by the Director, Strategic Sourcing & QC which includes a team of subject matter experts from relevant functional areas; such as, purchasing, quality control, engineering and manufacturing. This Director level position is responsible for implementing the conflict minerals compliance strategy and briefing senior management on a regular basis regarding the results of our due diligence efforts.

Regarding the OECD requirement to strengthen engagement with suppliers, Espey ensures that all Purchase Orders contain a flow-down statement requiring our suppliers to certify that their products containing conflict minerals are not sourced from DRC or any adjoining country. Espey has established a rigorous compliance process consisting of supplier documentation and a related records retention mechanism to ensure Espey can accurately report finds, support an outside audit and demonstrate SEC compliance.

As we continue to enhance our due diligence program, Espey shall take the following steps to continue to mitigate any possible risk that could possibly support and benefit armed groups in the DRC or adjoining countries:

-	Enhance supplier communication and training, as required;

-	Follow-up with suppliers who failed to respond to the Espey surveys, or whose responses were incomplete;

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Identify and assess possible risks in the supply chain.

Note: Espey does not have any direct relationships with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the 3TG component. Tracing materials back to their mine of origin is a complex aspect of responsible sourcing that resides in our supply chain. By adopting joint industry programs and outreach initiatives with our suppliers, Espey has determined that the smelters and refiners within our supply chain represent the most reasonable known mine of origin information available.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

Espey has conducted an analysis of our products related to SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold (3TG) and based on Espey’s reasonable country of origin inquiry (RCOI), Espey is unable to determine whether or not some products qualify as DRC conflict free, and as a result, these products are “DRC conflict undeterminable” as defined in Item 1.0(d)(5) of Form SD.